Exhibit 99.1

Digitally signed by Advance Performance Exponents Inc Date: 2023.12.22 13:00:25 -05:00 Reason: Apex Certified Location: Apex

PENAL NOTICE

IF YOU, YI ZHANG, DISOBEY THIS ORDER YOU MAY BE HELD TO BE IN CONTEMPT OF COURT AND LIABLE TO IMPRISONMENT, A FINE OR CONFISCATION OF YOUR ASSETS.

ANY OTHER PERSON WHO KNOWS OF THIS ORDER AND DOES ANYTHING WHICH HELPS OR PERMITS YI ZHANG TO BREACH THE TERMS OF THIS ORDER MAY ALSO BE HELD TO BE IN CONTEMPT OF COURT AND MAY BE IMPRISONED, FINED OR HAVE THEIR ASSETS SEIZED.

IN THE GRAND COURT OF THE CAYMAN ISLANDS

FINANCIAL SERVICES DIVISION

CAUSE NO. FSD 400 OF 2023 (MRHCJ)

BETWEEN:

YS BIOPHARMA CO., LTD

Applicant

YI ZHANG

Respondent

INJUNCTION ORDER

UPON the Applicant’s ex parte summons dated 21 December 2023 (the Injunction Summons)

This EX-PARTE SUMMONS is filed by Mourant Ozannes (Cayman) LLP, Attorneys-at-Law for the Applicant whose address for service is

PO Box 1348, 4th Floor, 94 Solaris Avenue, Camana Bay, Grand Cayman KY1-1108.

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AND UPON the Applicant giving the undertakings as required by the Court and set out at schedule 1 hereto

AND UPON hearing counsel for the Applicant

1.	This is an injunction made against the Respondent, Yi Zhang, on 22 December 2023 by the Honourable Chief Justice Ramsay-Hale on the application of the Applicant.

IT IS ORDERED THAT:

2.	The Respondent is restrained from taking any steps to convene an extraordinary general meeting of YS Biopharma Co., Ltd (the Company), either pursuant to the Notices for Removal of Director dated 17 December 2023 or any purported notice of an extraordinary general meeting scheduled to be held on 28 December 2023 at 9am Beijing time (27 December 2023 at 8pm Cayman time) or at all.

3.	The Respondent is restrained from taking any steps to exercise any powers of, or hold himself out to be, chairperson of the board of directors of the Company.

4.	The Respondent is restrained from exercising any voting or other rights attaching to any shares in the Company that he owns or controls (whether directly or indirectly, through one or more intermediate entities or otherwise) or otherwise arising by virtue of his status as a member of the Company (whether directly or indirectly, through one or more intermediate entities or otherwise) to cause any of the Company’s directors to be removed.

5.	The Respondent is restrained from exercising any voting or other rights attaching to any shares in the Company that he owns or controls (whether directly or indirectly, through one or more intermediate entities or otherwise) or otherwise arising by virtue of his status as a member of the Company (whether directly or indirectly, through one or more intermediate entities or otherwise) to take other steps to stifle any investigations into his alleged wrongdoing.

6.	No steps taken in contravention of paragraphs 2 – 5 above shall have any legal effect on the Applicant and/or its board of directors.

This EX-PARTE SUMMONS is filed by Mourant Ozannes (Cayman) LLP, Attorneys-at-Law for the Applicant whose address for service is

PO Box 1348, 4th Floor, 94 Solaris Avenue, Camana Bay, Grand Cayman KY1-1108.

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Duration of this Order

7.	Paragraphs 2 to 6 of this Order will remain in force until the earlier of:

(a)	Any further Order of this Court varying or discharging this Order (including at the return date of the Injunction Summons); or

(b)	4pm Cayman Islands time on Friday, 9 February 2024.

Variation or discharge of this Order

8.	The Respondent (or anyone notified of this Order) may apply to the Court at any time to vary or discharge this Order (or so much of it as affects that person), but anyone wishing to do so must first inform the Applicant’s attorney in writing on not less than three days’ notice.

Undertakings

9.	The Applicant gives to the Court the undertakings set out in Schedule 1 to this Order.

Third parties

10.	It is a contempt of court for any person notified of this Order knowingly to assist in or permit a breach of the Order. Any person doing so may be sent to prison, fined, or have his assets seized.

11.	Except as provided in paragraph 12 below, the terms of this order do not affect or concern any third parties outside the jurisdiction of this court.

12.	The terms of this Order will affect the following persons in a country or state outside the jurisdiction of this Court:

(a)	Any person who:

(i)	is subject to the jurisdiction of this Court;

(ii)	has been given written notice of this order at his residence or place of business within the jurisdiction of this court; and

This EX-PARTE SUMMONS is filed by Mourant Ozannes (Cayman) LLP, Attorneys-at-Law for the Applicant whose address for service is

PO Box 1348, 4th Floor, 94 Solaris Avenue, Camana Bay, Grand Cayman KY1-1108.

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(iii)	is able to prevent acts or omissions outside the jurisdiction of this Court which constitute or assist in a breach of the terms of this order; and

(b)	Any other person, only to the extent that this order is declared enforceable by or is enforced by a court in that country or state.

DATED this 22 day of December 2023

FILED this 22 day of December 2023

JUDGE OF THE GRAND COURT

This EX-PARTE SUMMONS is filed by Mourant Ozannes (Cayman) LLP, Attorneys-at-Law for the Applicant whose address for service is PO Box 1348, 4th Floor, 94 Solaris Avenue, Camana Bay, Grand Cayman KY1-1108.

This EX-PARTE SUMMONS is filed by Mourant Ozannes (Cayman) LLP, Attorneys-at-Law for the Applicant whose address for service is

PO Box 1348, 4th Floor, 94 Solaris Avenue, Camana Bay, Grand Cayman KY1-1108.

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SCHEDULE 1

UNDERTAKINGS GIVEN TO THE COURT BY THE APPLICANT

1.	If the Court later finds that this Order has caused loss to the Respondent and decides that the Respondent should be compensated for that loss, the Applicant will comply with any Order the Court may make.

2.	The Applicant hereby undertakes that, during the period of this injunction (set out in paragraph 7 above), it and each of its Board of Directors will not take any steps to either directly or indirectly issue share capital in the Company or cause the Respondent’s shareholding to be diluted.

The Applicant’s legal representatives are Mourant Ozannes (Cayman) LLP at PO Box 1348, 4th Floor, 94 Solaris Avenue, Camana Bay, Grand Cayman KY1-1108.

This EX-PARTE SUMMONS is filed by Mourant Ozannes (Cayman) LLP, Attorneys-at-Law for the Applicant whose address for service is

PO Box 1348, 4th Floor, 94 Solaris Avenue, Camana Bay, Grand Cayman KY1-1108.

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